Exhibit 4.9
Deed of access, insurance and indemnity
Dutch law deed for certain Officeholders of JHINV and JHINV Subsidiaries
Dated
James Hardie Industries N.V. (“Indemnitor”)
[               ] (“Indemnified Person”)

Deed of access, insurance and indemnity
Contents

Details		1

General terms		3

1	Interpretation	3
1.1	Definitions	3
1.2	General interpretation	7
1.3	Headings	7
1.4	Footnotes	7
1.5	Counterparts	7

2	Consideration	7

3	Access to documents	8
3.1	Access Rights	8
3.2	Request for Access Rights	8
3.3	Indemnitor’s obligations regarding access	8
3.4	Indemnitor’s obligation to maintain documents	9
3.5	Notification of privileged documents	9
3.6	Indemnified Person’s obligations	9
3.7	Return of documents	10
3.8	Other rights of access preserved	10

4	Indemnities	10
4.1	Indemnities	10
4.2	Limit on Indemnities	11
4.3	Nature of indemnities	12
4.4	Payment of indemnified amounts	12
4.5	Currency	13
4.6	Payment of Legal Costs	13
4.7	Other insurance policies and indemnities	14
4.8	Repayment by Indemnified Person	14
4.9	Outside Entities	14
4.10	Multiple indemnities	14
4.11	Reasonable Costs	15

5	Conduct of Claim	15
5.1	Indemnified Person’s undertakings	15
5.2	Conduct of Claim	16
5.3	Control of Claim	16
5.4	Legal advisers appointed by the Indemnified Person	16
5.5	Interpretation	17

i

6	Insurance	17
6.1	Indemnitor to maintain insurance	17
6.2	Indemnified Person’s undertaking in connection with insurance	17
6.3	Indemnified Person’s acknowledgment in connection with insurance	18

7	Subrogation	18

8	Notices	18
8.1	Requirements for notices	18
8.2	When effective	19

9	Operation of the Previous Deed	19
9.1	Revocation	19
9.2	Preservation	19
9.3	Continuing indemnities	19

10	General	20
10.1	Exercise of rights	20
10.2	Discretion in exercising rights	20
10.3	Successors: Binding Agreement	20
10.4	Reinstatement of rights	20
10.5	VAT	20
10.6	Variation and waiver	21
10.7	Severability	21
10.8	Governing law and jurisdiction	21

Signing page		i

ii

Deed of access, insurance and indemnity
Details

Parties	Indemnitor and Indemnified Person

Indemnitor	Name	James Hardie Industries N.V.

	Trade Register	34106455
(Amsterdam)

	Address	Atrium 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

	Telephone	+31 (0) 20 301 2986

	Fax	+31 (0) 20 404 2544

	Attention	general counsel

	Email	●

Indemnified Person	Name

Address

Telephone

Fax

Email

Recitals	A	The Indemnified Person has been appointed as or is acting in the role of:

		a)	a director, company secretary, public officer and/or employee of the Indemnitor; and/or

		b)	a director, company secretary, public officer and/or employee of a JHINV Subsidiary; and/or

		c)	a director, company secretary, public officer and/or employee of an Outside Entity, (an “Officeholder”).

	B	The Indemnitor acknowledges that this deed constitutes a formal request from the Indemnitor for the Indemnified Person to act, or continue to act, as an Officeholder.

	C	As a condition of the Indemnified Person agreeing to act (either at the date of this deed or any time after the date of this deed) or continuing to act as an Officeholder of:

		a)	the Indemnitor;

		b)	any JHINV Subsidiary; or

		c)	an Outside Entity where the appointment or service as an Officeholder is made or done at the request of the Indemnitor, the Indemnified Person has requested that the Indemnitor enter into this deed.

	D	The Indemnitor enters into this deed in order to secure for itself and/or the JHINV Subsidiaries the benefit of the Indemnified Person acting as an Officeholder.

	E	The Indemnitor has agreed to provide the covenants and indemnities provided for under this deed and acknowledges having received valuable consideration for doing so.

	F	This deed is not intended to replace or diminish any Third Party’s obligations to the Indemnified Person, including any insurer’s obligation to indemnify the Indemnified Person against any liability, or any other indemnity granted by any JHINV Subsidiary except to the extent stated in this deed.

Date of deed	See Signing page

Deed of access, insurance and indemnity
General terms
1	Interpretation
1.1	Definitions

These meanings apply unless the contrary intention appears:

Access Rights means the rights referred to and contained in clause 3.1 to access and take copies of the Company Books.

ASIC means Australian Securities and Investments Commission.

Authority means:
(a)	a Royal Commission, Board of Inquiry, Parliamentary Committee or similar body;

(b)	ASIC, Australian Prudential Regulation Authority, Australian Competition and Consumer Commission, Australian Securities Exchange and any other regulatory authority;

(c)	a department of any Australian government or government of any other jurisdiction;

(d)	SEC (the U.S. Securities and Exchange Commission);

(e)	NYSE (New York Stock Exchange);

(f)	a prosecutor, state attorney or attorney general, law enforcement agency or other public authority;

(g)	an instrumentality, agent or appointee of the Crown in right of the Commonwealth, in right of a State or in right of a Territory or the equivalent of any of them in any other jurisdiction; and

(h)	any other body exercising statutory or prerogative power under any applicable law.
Board means the Indemnitor’s boards of directors, comprising the managing board (directie), the supervisory board (raad van commissarissen) and joint board and any equivalent corporate body of the Indemnitor.
Board Papers means:
(a)	all existing and future Documents given or made available to Officeholders of the Indemnitor or a JHINV Subsidiary or any of them in such capacity or tabled at meetings of the Board or any committee of the Board (including periodic Board papers, submissions, minutes, letters, presentations, Board committee and sub-committee papers); and

(b)	any other Documents in the possession or control of the Indemnitor or a JHINV Subsidiary which are referred to in any of those Documents, whether or not legal professional privilege applies to the Documents.
Claim means:
(a)	any Proceedings, including any formal written claim, cause of action, action, demand or suit (including by way of contribution or indemnity and including actions by or in the right of the Indemnitor or a JHINV Subsidiary) at law or in equity (whether for damages or for declaratory, injunctive or other relief) however commenced;

(b)	any investigation or inquiry by or initiated by any Authority or External Administrator in any way connected with any Indemnified Person’s Act;

(c)	any formal investigation or inquiry:
(i)	conducted by or initiated by the Indemnitor or a JHINV Subsidiary concerning any Indemnified Person’s Act; or

(ii)	to which it is reasonable in the circumstances for the Indemnified Person to respond, where the investigation or inquiry is concerning any Indemnified Person’s Act;
(d)	any formal written claim, claim, cause of action, action, demand or suit originated by the Indemnified Person, but only where the Indemnified Person has first obtained approval by at least a 2/3 vote of all members of the managing board (directie) of the Indemnitor holding office; or

(e)	any written or oral threat, complaint or demand that might reasonably result in the Indemnified Person believing that any action referred to in paragraphs (a) or (b) or (c) might be initiated.
Company Books includes:
(a)	a register;

(b)	any other record of information;

(c)	financial reports or financial records, however compiled, recorded or stored;

(d)	a Document; and

(e)	the Board Papers,
of the Indemnitor or a relevant JHINV Subsidiary.
Corporations Act means the Corporations Act 2001 (Cwlth).

Details means the section of this deed headed “Details”.
Document includes:
(a)	any paper or other material on which there is writing or printing or on which there are marks, figures, symbols or perforations having a meaning for persons qualified to interpret them;

(b)	a disc, tape, hard drive or other article from which sounds, images, writings or messages are capable of being reproduced; and

(c)	a disc, tape, hard drive or other article, or any material, from which sounds, images, writings or messages are capable of being reproduced with or without the aid of any other article or device, including any notice, order, writ, summons and other legal process document.
Effective Date means the date of this deed.
Excluded Liability means a liability for which the Indemnitor is not allowed to grant an indemnity against under applicable law or under its articles of association (statuten) in force on the date of this deed.
External Administrator means a liquidator, provisional liquidator, controller (which has the same meaning as in the Corporations Act) or an administrator, receiver, trustee, debtor in possession, official committee, examiner, or other person or entity with the power to act on behalf of the Indemnitor or a JHINV Subsidiary during bankruptcy or an insolvency, or equivalent officer appointed under or recognized by the law of any jurisdiction of incorporation of the Indemnitor or a JHINV Subsidiary.
GST has the same meaning as in the GST Law.
GST Law means the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth) and any legislation or regulation which imposes, levies, implements or varies a GST.
Indemnified Person’s Act means any actual or alleged act, error, statement, misstatement, misleading statement, omission, neglect, conduct or breach of duty made, committed, omitted or attempted by the Indemnified Person (either alone or jointly with one or more other persons) in any way connected with the Indemnified Person being or acting in the role of an Officeholder of the Indemnitor, any JHINV Subsidiary or any Outside Entity (whether before or after the Effective Date).
Insurance Policy means an insurance policy against liabilities incurred as a director and/or officer of the Indemnitor or a JHINV Subsidiary taken out in accordance with and subject to clause 6.
Insurer means any reputable and financially sound insurer whose business includes the provision of the insurance contemplated in clause 6.

JHINV Subsidiary means a subsidiary (dochtermaatschappij) of James Hardie Industries N.V. within the meaning of Section 2:24a of the Dutch Civil Code and for the avoidance of doubt includes any corporation that was a subsidiary of James Hardie Industries N.V. when the Indemnified Person’s Act for which indemnity is sought under this deed occurred, even though it has ceased to be a subsidiary at the time the Claim is made, but does not include any subsidiaries in Australia, New Zealand, the Philippines or North America.
Legal Costs means legal costs, fees, charges or expenses.
Liability includes any liability, judgment, fines, costs, amounts paid in settlement, loss, expense, damages, monetary obligation or charge (whether actual, contingent or prospective), and includes Legal Costs, other than an Excluded Liability.
Outside Entity has the meaning ascribed to it in clause 4.9 (“Outside Entities”) and for the avoidance of doubt includes any corporation that was an Outside Entity when the Indemnified Person’s Act for which indemnity is sought under this deed occurred, even though it has ceased to be an Outside Entity at the time the Claim is made.
Previous Deed means the [      ] dated [      ].1
Proceedings means any civil, criminal, administrative, investigative or arbitral proceedings, mediation or other form of alternative dispute resolution (whether or not held in conjunction with any civil, criminal, administrative or arbitral proceedings), in which it is alleged that an Indemnified Person’s Act has occurred.
Retirement Date means the last date on which the Indemnified Person ceases to be an Officeholder of the Indemnitor or a JHINV Subsidiary or an Outside Entity, except that for the purposes of this definition, the Indemnified Person has not ceased to hold office as an Officeholder if the Indemnified Person, in his capacity as a director, retires at a general meeting of the relevant entity in accordance with its constitution or the listing rules of the relevant exchange, offers himself for re-election at that meeting and is re-elected at that meeting (or any adjournment of that meeting).
Supply has the same meaning as in the GST Law.
Third Party means a person other than the Indemnitor or a JHINV Subsidiary and includes an insurer.
VAT means value added tax (omzetbelasting) or any similar levy or tax, including but not limited to GST.

[1]	Delete for a newly appointed Indemnified Person.

1.2	General interpretation

In this deed unless the contrary intention appears:
(a)	(executors and administrators) a reference to the Indemnified Person includes a reference to the Indemnified Person’s personal representatives, executors and administrators;

(b)	(variations or replacement) a reference to this deed includes any variation or replacement of it;

(c)	(singular includes plural) the singular includes the plural and vice versa;

(d)	(person) the word “person” includes an individual and a body corporate;

(e)	(reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f)	(as an Officeholder) a reference to a Liability incurred “as an Officeholder of the Indemnitor, a JHINV Subsidiary or an Outside Entity” includes a reference to a Liability incurred by the Indemnified Person after the Retirement Date to the extent the Liability relates to any Indemnified Person’s Act occurring while the Indemnified Person was an Officeholder of the Indemnitor, a JHINV Subsidiary or an Outside Entity; and

(g)	(Officeholder) a reference to an Officeholder of a body corporate includes a reference to the persons acting in the role of the members of the board of directors and any equivalent corporate body (under applicable law) and company secretary, public officer or employee of such body corporate.
1.3	Headings

Headings are for convenience only and do not affect the interpretation of this deed.

1.4	Footnotes

The footnotes to this deed are for information only and do not form part of this deed.

1.5	Counterparts

This deed may be executed in counterparts. All counterparts when taken together are to be taken to constitute one instrument.
2	Consideration

The Indemnitor enters into this deed for valuable consideration from the Indemnified Person and receipt of that consideration is acknowledged.

3	Access to documents

3.1	Access Rights

It is acknowledged and accepted that the Indemnified Person shall have, to the fullest extent permitted by applicable law, the right to access and take copies of the Company Books.

Without limiting the generality of the foregoing, the Indemnified Person may have access to and take copies of the Company Books in connection with:
(a)	any investigation or inquiry by an Authority or External Administrator:
(i)	into the affairs of the Indemnitor or a JHINV Subsidiary during the Indemnified Person’s time as an Officeholder of the relevant entity; or

(ii)	into any Indemnified Person’s Act; and
(b)	any other purpose, if and to the extent approved by the managing board (directie) of the Indemnitor or its delegate (such approval not to be unreasonably withheld or delayed).
The Access Rights in clauses (a) and (b) above continue so long as the Indemnified Person shall continue to serve as an Officeholder of the Indemnitor or a JHINV Subsidiary and, following his Retirement Date, so long as the Indemnified Person shall be subject to any possible Proceedings (such period, the “Access Period”).
3.2	Request for Access Rights

To exercise Access Rights, the Indemnified Person must notify the Indemnitor specifying:
(a)	the reason the Indemnified Person wants Access Rights; and

(b)	to which Company Books the Indemnified Person wants Access Rights.
3.3	Indemnitor’s obligations regarding access

If the request is one for which approval for access is required under clause 3.1 (b), the Indemnitor agrees to promptly procure consideration of the request by its managing board (directie) or its delegate and notify the Indemnified Person of its decision.

If access is permitted under this deed, the Indemnitor agrees to, or, where relevant, procure that the relevant JHINV Subsidiary:
(a)	allow the Indemnified Person access to the Company Books during normal business hours at the principal office of the relevant entity or another place or time agreed between the relevant entity and the Indemnified Person; and

(b)	if required by the Indemnified Person, provide free of charge to the Indemnified Person a copy of any of the Company Books requested.
3.4	Indemnitor’s obligation to maintain documents

The Indemnitor agrees to use reasonable endeavours throughout the Access Period to maintain:
(a)	a complete set of Board Papers in an orderly fashion at a secure place; and

(b)	procure that each JHINV Subsidiary uses its reasonable endeavours to maintain the Company Books in accordance with its usual practices and policies.
In this clause, a complete set of Board Papers means those documents formally prepared and circulated as a Board pack of documents to all members of the Board or to all members of any relevant committee of the Board (including documents formally distributed or presented at a Board meeting).
3.5	Notification of privileged documents

The Indemnitor agrees to notify or, as applicable, to procure that the relevant JHINV Subsidiary notifies the Indemnified Person:
(a)	if any Company Books to which the Indemnified Person is to be given or has been given Access Rights are the subject of legal professional privilege in favour of the Indemnitor or a JHINV Subsidiary; and

(b)	of the general nature of acts, omissions or conduct that could cause the privilege to be waived, extinguished or lost.
3.6	Indemnified Person’s obligations

The Indemnified Person agrees:
(a)	to use Company Books to which Access Rights have been given only for the permitted purpose;

(b)	to keep Company Books confidential except that, subject to paragraph (c), the Indemnified Person may disclose them:
(i)	to the Indemnified Person’s lawyers and expert advisors retained by the Indemnified Person or those lawyers but only for the purpose for which access is given to the Indemnified Person; and

(ii)	to the other parties to Proceedings in which the Indemnified Person is a party if this is necessary for the purposes of those Proceedings (but only those parts relevant to the Proceedings may be disclosed), provided the recipient has agreed to maintain confidentiality; and

(c)	if the Indemnified Person has been advised that privilege exists, not to waive that privilege or do any act or omit to do any act which would cause that privilege to be waived or extinguished without the consent of the Indemnitor or the relevant JHINV Subsidiary (which must not be unreasonably withheld).
3.7	Return of documents

On request from the Indemnitor, the Indemnified Person agrees to return to the Indemnitor or relevant JHINV Subsidiary, as applicable, all copies of Company Books for which Access Rights were granted when the permitted purpose has finished. This applies even after the Access Period has ended.
3.8	Other rights of access preserved

Nothing in this deed limits or restricts any other right of access to the Company Books the Indemnified Person has under any applicable law.
4	Indemnities

4.1	Indemnities

To the maximum extent permitted by law and subject to this deed, the Indemnitor unconditionally and irrevocably indemnifies the Indemnified Person against any and all:
(a)	Claims or in respect of any Liabilities (including without limitation a liability for negligence) arising from or in connection with an Indemnified Person’s Act (other than Legal Costs or civil penalties which are indemnified under paragraphs (b) and (c));

(b)	civil penalties being pecuniary penalties imposed under legislation;

(c)	Legal Costs, not limited to taxed costs (i.e. costs reviewed and approved by a court), actually and reasonably incurred by the Indemnified Person in defending, or otherwise being represented in connection with a Claim or in respect of any Liability;

(d)	reasonable Legal Costs actually incurred by the Indemnified Person in good faith in obtaining legal advice for the purposes of making a claim for indemnification or seeking legal advice in relation to any issues that may arise under this deed in connection with making a claim for indemnification under this deed or any insurance policy procured by the Indemnitor under clause 6;

(e)	reasonable Legal Costs actually incurred by the Indemnified Person in good faith in connection with any civil, criminal, administrative, investigative or arbitral proceedings, mediation or other form of alternative dispute resolution (whether or not held in conjunction with any civil, criminal, administrative or arbitral proceedings) in which the Indemnified Person is made a witness by reason of the fact of his service as an Officeholder of the Indemnitor, a JHINV Subsidiary or an Outside Entity;

(f)	reasonable Legal Costs actually incurred by the Indemnified Person in good faith in obtaining legal advice on issues relevant to their performance of their functions and the discharge of their duties as an Officeholder of the Indemnitor, a JHINV Subsidiary or an Outside Entity (other than Legal Costs (i) incurred in connection with a Claim or in respect of any Liability which are indemnified on the basis specified in paragraph (c), (ii) indemnified on the basis specified in paragraph (d), or (iii) indemnified on the basis specified in paragraph (e)) if that expenditure has been approved by the Indemnitor in accordance with the Indemnitor’s articles of association (statuten); and

(g)	any social security premiums or other taxes which are payable by or on account of the Indemnified Person as a result of the event or circumstances indemnified against and the Indemnified Person’s actual or deemed receipt of any payment hereunder.
4.2	Limit on Indemnities

Subject to paragraphs (e) and (f) of this clause, the Officeholder is not entitled to the indemnities contained in this deed to the extent that a Dutch court has established in a final and non-appealable decision that the Liability is in connection with an Indemnified Person’s Act which may be characterized as being:
(a)	wilful misconduct (opzet);

(b)	intentional recklessness (bewuste roekeloosheid);

(c)	seriously imputable (ernstig verwijtbaar); or

(d)	not in good faith (te kwader trouw) or in a manner the Officeholder reasonably could not believe to be in or not opposed to the best interests of the Indemnitor or relevant JHINV Subsidiary, as applicable, or, with respect to any criminal action or proceeding, had no reasonable cause to believe that the Officeholder’s conduct was lawful;
(in each case to be determined under the standards of Dutch corporate law, i.e. if the relevant entity is not governed by Dutch law, it is to be decided whether under rules and principles of Dutch corporate law, the Indemnified Person’s Act would constitute any of the above if the entity had been governed by Dutch law), unless:
(e)	otherwise provided for by Dutch law; or

(f)	in view of the circumstances of the case, the managing board (directie) of the Indemnitor provides otherwise based on standards of reasonableness and fairness.

(g)	The termination of any Claim by a judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) the Indemnified Person’s Act may be characterized as being wilful misconduct (opzet), intentional recklessness (bewuste roekeloosheid) or seriously imputable (ernstig verwijtbaar), (ii) the Indemnified Person did not act in good faith or did not act in a manner which the Indemnified Person reasonably could have believed to be in (or not opposed to) the best interests of the Indemnitor or the relevant JHINV Subsidiary, as applicable, or, (iii) with respect to any criminal action or proceeding, the Indemnified Person had no reasonable cause to believe that the Indemnified Person’s conduct was lawful.
4.3	Nature of indemnities
(a)	The indemnities in this deed:
(i)	are continuing obligations, independent of the Indemnitor’s other obligations under this deed and survive the termination of this deed; and

(ii)	extend to Liabilities arising out of Claims made after the Indemnified Person has ceased being an Officeholder of the Indemnitor or a JHINV Subsidiary or an Outside Entity.
(b)	It is not necessary for the Indemnified Person to incur expense or make payment before enforcing a right of indemnity under this deed.

(c)	The Indemnitor’s obligations under this deed are a primary obligation and the Indemnified Person is not obliged to proceed against or enforce any other right against any person or property or demand payment from any other person before making a demand for payment by the Indemnitor under this deed.

(d)	The Indemnitor’s obligations under this deed are absolute and unconditional. They are not subject to any set-off, counterclaims or conditions. In particular, the Indemnitor’s obligations will not be affected by anything which might abrogate, prejudice or limit them or the effectiveness of this deed.

(e)	The Indemnitor waives in favour of the Indemnified Person all rights at law or otherwise against any person or property so far as necessary to give effect to this deed.
4.4	Payment of indemnified amounts

If the Indemnified Person is entitled to be indemnified under this deed for a Liability which is due and payable, the Indemnitor agrees to pay that amount at the direction of the Indemnified Person to discharge the Liability. Payment is to be made within 30 days of the date on which the Indemnified Person provides evidence reasonably satisfactory to the Indemnitor that the:
(a)	Indemnified Person has incurred the Liability; and

(b)	amount is due and payable, or within such shorter time provided that the Indemnified Person can demonstrate that such a Liability is payable within a shorter time.

4.5	Currency
(a)	Currency of payment
(i)	The Indemnitor must pay all money payable by it under this deed in the currency reasonably required by the Indemnified Person.

(ii)	If the Indemnified Person accepts a payment under this deed in a currency other than that in which payment is required by clause 4.5(a)(i), that payment will not satisfy the amount due for payment except to the extent that the Indemnified Person could buy (either directly or through a currency other than that in which the payment is due) with the payment received the required currency within a reasonable time of receipt after the deduction of all costs relating to the purchase.
(b)	Currency deficiency

If there is any deficiency between:
(i)	an amount payable by the Indemnitor under this deed which is received by the Indemnified Person in a currency other than the currency payable under this deed because of a judgment, order or otherwise; and

(ii)	the amount produced by converting the payment received from the currency in which it was paid into the currency in which it was agreed to be paid either directly or through a currency other than that in which it was agreed to be paid, the Indemnitor must pay to the Indemnified Person the deficiency and any loss, costs or expenses resulting from it.
(c)	Exchange rate

Subject to any express provision to the contrary, if for the purposes of this deed it is necessary to convert one currency into another currency the conversion must be effected using an exchange rate selected by the Indemnified Person (acting reasonably) reflecting market conditions (including transaction costs) at the time of conversion.
4.6	Payment of Legal Costs

Without limiting clause 4.1 and 4.4, to the maximum extent permitted by law, Legal Costs and other Liabilities incurred by the Indemnified Person which may be indemnified under clause 4.1 will be paid by the Indemnitor promptly as required in clause 4.4 and, where a Claim is involved, in advance of the final determination of such Claim, provided that amounts payable under this clause must be repaid if and to the extent required under clause 4.8.

4.7	Other insurance policies and indemnities

The Indemnified Person is not obliged to claim under any indemnity or insurance policy before claiming under this deed.
4.8	Repayment by Indemnified Person

The Indemnified Person agrees to repay amounts paid by, or at the direction of, the Indemnitor under this deed to or on behalf of the Indemnified Person in connection with a Liability (including but not limited to any amounts paid pursuant to clause 4.6), within 30 days after receiving a written request from the Indemnitor specifying the amount to be repaid, to the extent that:
(a)	the Liability is or becomes a Liability for which the Indemnified Person is not entitled to be indemnified under this deed;

(b)	a court of competent jurisdiction determines that the Indemnified Person is not entitled to be indemnified by the Indemnitor for the Liability; or

(c)	the Indemnified Person is reimbursed by a Third Party for the Liability, or a Third Party satisfies the Liability directly.
If the law requires earlier repayment then the amount advanced must be repaid when the law so requires.
For the purpose of this clause, the Indemnified Person is only required to repay amounts solely and directly attributable to the defence of the Indemnified Person (to the exclusion of any other party to any Proceedings) in relation to a Claim or Liability.
4.9	Outside Entities

In this clause, “Outside Entity” means a body corporate which is not the Indemnitor or a JHINV Subsidiary (and for this purpose includes another company, a partnership, joint venture, trust or other enterprise but does not include the Asbestos Injuries Compensation Fund Limited (ACN 117 363 461), ABN 60 Pty Limited (ACN 000 009 263), Amaca Pty Limited (ACN 000 035 512) and Amaba Pty Limited (ACN 000 387 342)) where the Indemnified Person has been appointed as an Officeholder of an Outside Entity at the request of the Indemnitor or is serving, or continuing to serve, as an Officeholder at the request of the Indemnitor. In that event the Indemnified Person is indemnified by the Indemnitor in accordance with this deed against any Claim and in respect of any Liability incurred in the capacity as an Officeholder of the Outside Entity as if that Liability had been incurred in the capacity as an Officeholder of the Indemnitor in accordance with clause 4.1.
4.10	Multiple indemnities
(a)	The indemnity given under this clause 4 is only available to the Indemnified Person to the extent that an Indemnified Person is not actually indemnified under any other indemnity given in favour of the Indemnified Person, including but not limited to an indemnity from the Indemnitor, a JHINV Subsidiary or an indemnity from an Outside Entity.

(b)	The Indemnitor is not obliged to make payments to the extent that the Indemnified Person has already received payment from any other JHINV Subsidiary and the Indemnified Person acknowledges he cannot claim payment from the Indemnitor to the extent he recovers payment from a JHINV Subsidiary.
4.11	Reasonable Costs

If the parties do not reach agreement as to whether Legal Costs under clause 4.1 or 4.6 are reasonable within 30 days of the claim being made then either party may refer the dispute to an expert on legal costs in the place where the dispute arises for determination. The expert is to be the person nominated by the Chairman of the Board of the Amsterdam Bar Association or a designee of such person who has regard to the place where the dispute arises, unless the parties agree to another person before the Chairman nominates the expert.

Where an expert has been nominated under this clause to determine a dispute:
(a)	the expert will determine the procedures for determination of the dispute and the allocation of costs and expenses in connection with the referral; and

(b)	the decision of the expert will be conclusive and binding on the parties in the absence of manifest error.
5	Conduct of Claim

5.1	Indemnified Person’s undertakings

The Indemnified Person agrees:
(a)	to notify the Indemnitor as soon as possible after the Indemnified Person becomes aware of any circumstances which could reasonably be expected to give rise to a request by the Indemnified Person for indemnity under this deed, provided that the failure to so notify Indemnitor will not relieve Indemnitor from any liability which it may have to the Indemnified Person (except to the extent that the Indemnitor is prejudiced by such failure);

(b)	to take any action and provide any information the Indemnitor reasonably requires to avoid, dispute, defend or appeal any Claim which could reasonably be expected to give rise to a request by the Indemnified Person for indemnity under this deed;

(c)	to assist the Indemnitor to the best of the Indemnified Person’s abilities in any action the Indemnitor takes to avoid, dispute, defend or appeal any Claim which may give rise to a request by the Indemnified Person for indemnity under this deed;

(d)	not to admit liability for or settle any Claim which may give rise to a request by the Indemnified Person for indemnity under this deed without the Indemnitor’s consent (which must not be unreasonably withheld);

(e)	to notify the Indemnitor immediately of any offer of settlement or compromise received from a person making a Claim; and

(f)	if the Indemnitor is entitled to act under clause 5.2, to do everything the Indemnitor reasonably requests, to enable the Indemnitor to enforce its rights under that clause or clause 5.3.
5.2	Conduct of Claim

With respect to any Claim:
(a)	the Indemnitor shall be entitled to participate therein at its own expense;

(b)	except with prior written consent of the Indemnified Person, the Indemnitor shall not be entitled to assume the defence of any Claim;

(c)	the Indemnitor shall not settle any Claim in any manner which would impose any penalty or limitation on the Indemnified Person without the Indemnified Person’s prior written consent (not to be unreasonably withheld or delayed);

(d)	the Indemnified Person shall not settle any Claim without the Indemnitor’s prior written consent (not to be unreasonably withheld or delayed); and

(e)	as far as legally possible, the Indemnitor may elect to be subrogated to the rights of the Indemnified Person against a Third Party in connection with the Claim and any Liability arising in connection with the Claim, unless an insurer is entitled to be subrogated to those rights.
5.3	Control of Claim

If the Indemnitor is entitled to act under clause 5.2, the Indemnitor may manage and control the conduct of the Claim but must do so at the cost of the Indemnitor or its insurers. In those circumstances, the Indemnitor agrees to instruct its lawyers on behalf of both the Indemnitor and the Indemnified Person and indemnify the Indemnified Person against any costs awarded against the Indemnified Person in any Claim brought by the Indemnitor in the exercise of its rights under this clause 5.
5.4	Legal advisers appointed by the Indemnified Person

Where Indemnitor has not assumed control of the conduct of a Claim under clause 5.2, the Indemnified Person may appoint legal or other advisers to assist the Indemnified Person in connection with the Claim not being the advisers assisting the Indemnitor in connection with the Claim. Subject to the terms of this deed and to the Indemnitor approving the identity of the advisers to be appointed (such approval not to be unreasonably withheld or delayed), the Indemnitor agrees to pay all reasonable Legal Costs and other costs and expenses incurred by the Indemnified Person in those circumstances.

Nothing in this clause 5.4 derogates from clauses 4.1(c), 4.1(d), 4.1(e), 4.1(f) and 4.8.

5.5	Interpretation

Each cause of action, demand or suit comprised in any Claim shall be treated as a separate and distinct Claim, with the result that clauses 5.2 and 5.4 may each apply to different aspects of what might otherwise be regarded as the same Claim or Proceeding.

6	Insurance

6.1	Indemnitor to maintain insurance

To the extent permitted by law, the Indemnitor must, so long as the Indemnified Person shall continue to serve as an Officeholder of the Indemnitor or a JHINV Subsidiary or an Outside Entity and, following his Retirement Date, so long as the Indemnified Person shall be subject to any possible Proceedings, procure that an adequate Insurance Policy with an Insurer so far as is reasonably available at a reasonable cost is maintained for the benefit of the Indemnitor or the relevant JHINV Subsidiary. The Insurance Policy may contain generally accepted exclusions and conditions.

The Indemnitor agrees to and agrees to procure that any JHINV Subsidiary agrees to:
(a)	use reasonable endeavours not to do or permit to be done anything which prejudices, and promptly rectify anything which might prejudice, cover under the Insurance Policy;

(b)	upon receipt of a request in writing from the Indemnified Person, provide the Indemnified Person with a copy of the Insurance Policy and any certificates of insurance connected with it;

(c)	notify the Indemnified Person promptly if, for any reason, the Insurance Policy is cancelled or is not renewed or is likely to be cancelled or not renewed; and

(d)	use reasonable endeavours to ensure that cover under the Insurance Policy following the Retirement Date is not materially less favourable to the Indemnified Person than to the Officeholders of the Indemnitor in office at that time.
6.2	Indemnified Person’s undertaking in connection with insurance

The Indemnified Person agrees:
(i)	to do anything the Indemnitor reasonably requires to enable the Indemnitor to take out and maintain the Insurance Policy at the Indemnitor’s expense; and

(ii)	to comply at all times with all his obligations under the Insurance Policy, including reporting claims in writing as soon as practicable, and reporting circumstances which could give rise to a claim.
6.3	Indemnified Person’s acknowledgment in connection with insurance

The Indemnified Person acknowledges that the negotiation of the terms of the Insurance Policy may:
(a)	involve the Insurer varying the terms of the insurance policy offered which, if accepted by the Indemnitor, may provide less coverage or less favourable coverage for the Indemnified Person;

(b)	involve a decision by the Indemnitor, acting reasonably, to balance the proposed level of premiums against the terms offered; or

(c)	result in a decision by the Indemnitor to accept varied terms or to change Insurers.
7	Subrogation
(a)	In the event of the Indemnitor meeting its obligations under this Deed, any rights which the Indemnified Person has or might have against any other party in respect of any matter which has been the subject of indemnity will be subject to a right of subrogation by the Indemnitor.

(b)	If the Indemnitor acts under this clause 7, the Indemnified Person agrees to any claim or proceedings being brought by the Indemnitor in the Indemnified Person’s name and agrees to provide the Indemnitor with all reasonable assistance and co-operation including the execution of any necessary documents and papers.

(c)	If the Indemnified Person recovers any amount from a Third Party in respect of any matter giving rise to a claim under this indemnity, the Liability of the Indemnitor will be reduced by the amount so recovered. Should the Indemnitor recover an amount in excess of the total payment made, then the excess of that payment shall be restored to the Indemnified Person less the cost to the Indemnitor of such recovery.

(d)	The Indemnified Person and Indemnitor shall do nothing to prejudice these rights.
8	Notices

8.1	Requirements for notices

All notices, consents, approvals, waivers and other communications in connection with this deed must be in writing, signed by the sender (if the Indemnified Person) or an authorised representative of the sender (if the Indemnitor), and sent to the address or facsimile number, and marked for attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

8.2	When effective

Communications take effect from the time they are received or taken to be received. Communications are taken to be received:
(a)	if sent by post, on the day after the date of posting; or

(b)	if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent; or

(c)	if sent by email, on the earlier of receipt by the sender of an automated message confirming delivery or on the day after the email is sent, unless the sender receives an automated message that the email has not been delivered.
9	Operation of the Previous Deed[2]

9.1	Revocation

The Previous Deed, to the extent it relates to:
(a)	the Indemnitor’s obligation to maintain insurance in respect of the Indemnified Person, is revoked; and

(b)	all other matters, is superseded by this deed,
from the Effective Date.
9.2	Preservation

Clause 9.1 of this deed does not prejudice any accrued rights, obligations, claims or liabilities of a party arising under the Previous Deed before the Effective Date with respect to any matter other than the Indemnitor’s obligation to maintain insurance in respect of the Indemnified Person.

9.3	Continuing indemnities

Without limiting clause 9.2, clause 9.1 of this deed does not affect the indemnities provided by the Previous Deed in connection with any Indemnified Person’s Act occurring before the Effective Date. Those indemnities continue in full force and effect in connection with any Indemnified Person’s Act occurring before the Effective Date even if a claim is made under the Previous Deed after the Effective Date.

[2]	Delete for a newly appointed Indemnified Person.

10	General

10.1	Exercise of rights

A right in favour of the Indemnified Person under this deed or a breach of an obligation of the Indemnitor under this deed can only be waived by an instrument duly executed by the Indemnified Person. No other act, omission or delay of the Indemnified Person will constitute a waiver binding against, or estoppel against, the Indemnified Person.

10.2	Discretion in exercising rights

The Indemnitor may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this deed expressly states otherwise. However, the Indemnitor acknowledges that in exercising any discretion it will in the ordinary course seek to provide the maximum protection to the Indemnified Person that is consistent with the terms of this deed and applicable law.

10.3	Successors: Binding Agreement

This deed shall be binding on, and shall inure to the benefit of and be enforceable by, the Indemnitor’s successors and assigns and by the Indemnified Person’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. Indemnitor shall require any successor or assignee (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Indemnitor expressly to assume and agree in writing to perform this Agreement in the same manner and to the same extent that such Indemnitor would be required to perform if no such succession or assignment had taken place.

10.4	Reinstatement of rights

If a transaction (including a payment) in connection with this deed is determined or conceded or compromised to be void or voidable then:
(a)	the Indemnified Person is immediately entitled as against the Indemnitor to all the rights under this deed to which the Indemnified Person was entitled immediately before the transaction; and

(b)	on request from the Indemnified Person, the Indemnitor must do all things necessary (including signing any document) to restore all those rights to the Indemnified Person.
10.5	VAT

Unless otherwise specifically stated, amounts payable under this deed are on a VAT exclusive basis. If any Supply made by one party (“supplier”) in connection with this deed becomes subject to VAT, then the party receiving the Supply or other transaction being subject to VAT (“recipient”) agrees to pay an additional amount to the supplier equal to the amount of VAT payable to the applicable tax authority in respect of the Supply or other transaction being subject to VAT. If the amount of VAT recovered by the supplier from the recipient under this clause differs from the amount of VAT payable under applicable law by the supplier, the amount payable by the recipient to the supplier is to be adjusted accordingly.
Where one party (“payer”) is liable to reimburse another party (“payee”) for any expenditure incurred by the payee (“Expenditure”), the amount reimbursed by the payer must be the VAT exclusive Expenditure plus any VAT payable to the payee by the payer under this clause.
10.6	Variation and waiver

A provision of this deed, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound. A purported variation has no effect if it infringes applicable law.

10.7	Severability

If the whole or any part of a provision of this deed is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this deed.

10.8	Governing law and jurisdiction
(a)	This deed is governed by and is to be construed in accordance with the law in force in The Netherlands.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of The Netherlands and, in the case of an Indemnified Person at the time resident outside The Netherlands, the relevant courts, whether state, federal or howsoever organised under the law of the place of residence of the Indemnified Person and courts of appeal from them. The Indemnitor waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.
EXECUTED as a deed

Deed of access, insurance and indemnity
Signing page
DATED:

EXECUTED by JAMES HARDIE	)
INDUSTRIES N.V. by:	)
)
)
)
)
Signature of director	)	Signature of director/company
	)	secretary*
	)	*delete whichever is not applicable
)
)
Name of director (block letters))		Name of director/company secretary*
(block letters)
*delete whichever is not applicable
CO-SIGNED BY INDEMNIFIED PERSON:

Signature of Indemnified Person

Name of Indemnified Person (block letters)

i